[redacted]

BB 3/10 *

08028821

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Stamford Harbor Park, North Tower, 4th Floor, 333 Ludlow Street
(No. and Street)

Stamford	Connecticut	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BB 3/19

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

SHAWN E. KINIRY
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires June 30, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

PURSUIT PARTNERS, LLC

DECEMBER 31, 2007

TABLE OF CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Pursuit Partners, LLC

We have audited the accompanying statement of financial condition of Pursuit Partners, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Pursuit Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 14, 2008

PURSUIT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,111,125
Clearing deposit	110,170
Receivable from clearing broker	6,455
Property and equipment, net	601,345
Other assets	181,214
Total assets	$ 2,010,309

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$ 24,864
Accrued expenses	575,832
Deferred rent liability	129,655
Total liabilities	730,351
Members' equity	1,279,958
Total liabilities and members' equity	$ 2,010,309

See notes to financial statements.

PURSUIT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Pursuit Partners, LLC (the "Company") was established as a limited liability company in Delaware on February 7, 2001 and has its principal business office in Stamford, CT. The Company is an introducing securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company trades primarily investments in fixed income markets, particularly asset backed securities. The investments are primarily in the following industry sectors: residential mortgage, manufactured housing, business loans, franchise loans, home equity loans, aircraft, and collateralized debt obligations. The Company does not carry security accounts for customers or perform custodial functions; these services are performed by another broker dealer on a fully disclosed basis.

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents include money market funds readily convertible to cash. The Company maintains its cash balances in various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

Revenue Recognition

Commission income is from principal transactions where there is the simultaneous purchase and sale of securities, whereby the income represents the differential between the consideration received on the sale of the security and its purchase. These transactions and related revenue and expenses are recorded on the trade date basis. Receivables or payables arising from securities transaction that have not reached their contractual settlement date are recorded on the Statement of Financial Condition.

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is classified as a partnership for tax purposes; therefore, no provision for federal, state and local income taxes has been made in the accompanying financial statements. The individual members are responsible for their proportionate share of the Company's taxable income.

2. Related Party Transactions

The members of the Company are the principals of Pursuit Investment Management, LLC, an SEC registered investment advisor (the "Investment Manager") and Pursuit Capital Management, LLC, the general partner (the "General Partner") of two Onshore Feeder Funds. The Investment Manager and the General Partner utilize the research, financial models and other resources of the Company in selecting, purchasing and selling securities. The Company charges its customary commissions and other charges for purchasing and selling securities. Accordingly, the members of the Company will benefit financially from these trades. The Investment Manager has created two "Master-Feeder" structures. The "Master Funds" are Pursuit Capital Partners Master (Cayman) Ltd. and Pursuit Opportunity Fund I Master Ltd. The "Onshore Feeders" are Pursuit Capital Management Fund I LP and the Pursuit Opportunity Fund I LP. The "Offshore Feeders" are Pursuit Capital Partners (Cayman) Ltd. and Pursuit Opportunity Fund I Ltd. The Master Funds and the Onshore Feeders were one of the counterparties in all of the trades executed by the Company during the year.

At December 31, 2007, the Company has a receivable of $8,034 from the Investment Manager and the Master Funds.

3. Property and Equipment

Property and equipment are stated at acquisition cost and depreciated using the straight line method over the estimated useful lives of the assets, as shown below.

Asset	Useful Life	December 31, 2007
Computer Equipment	3 years	$ 230,843
Furniture	3 years	156,645
Other office equipment	3 years	142,175
Leasehold improvements	Term of lease	419,207
Less: Accumulated depreciation and amortization		(347,525)
		$ 601,345

Fully depreciated assets are carried on the books until the date of disposal. Costs for normal repairs and maintenance are expensed to operations as incurred, while major refurbishments are capitalized.

4. Commitments and Contingencies

Lease Commitment

The Company leases its facility under a non-cancelable operating lease. The facility lease provides that the Company pay its pro rata share of the operating expenses. Under the terms of the facility lease, which was amended during 2006, the lease term expires in January 2012. The facility lease can be extended for one additional five-year period under certain conditions, as defined in the agreement. The security deposit held by the landlord is $104,543. The original lease, as well as the amendment, provide for free-rent periods and leasehold improvement allowances which have been straight-lined over the lease term. The difference between the straight-lined rent expense and the actual rental payments due are recorded in a deferred liability at December 31, 2007. The rent expense was $139,025 for the year ending December 31, 2007.

The future annual rental commitment for the facility lease and an equipment operating lease is as follows:

Year	Rental Commitment
2008	$163,092
2009	$163,092
2010	$163,092
2011	$157,749
2012	$ 13,057

Clearing Deposit

The Company's clearing agreement requires that the Company maintain a minimum of $100,000 in cash or marketable securities in a proprietary account at the clearing organization. The balance on deposit at December 31, 2007 was $110,170.

4. Commitments and Contingencies (Continued)

Concentrations of Credit Risk

Credit risk arises from the potential that counterparty to a transaction or an issuer of securities fails to perform under its contractual obligation, which could result in the Company incurring a loss. The Company seeks to mitigate credit risk by monitoring counterparty credit exposures and collateral values on a daily basis and engaging in business with diverse institutional counterparties. The credit approval process includes reviewing the financial health of the counterparties.

In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

5. Simplified Employee Pension Plan

The Company has a simplified employee pension plan (the "Plan") whereby each employee who has completed 3 years of service and is 21 years of age or older is eligible to participate. The Company will determine each year the amount to be contributed to the Plan. The employer contribution will be allocated to the IRA of each participant in the same proportion as the participant's compensation to the total compensation of all participants in the Plan. The employer contribution made on behalf of any participant shall not exceed the lesser of 25 percent of compensation or $45,000, as adjusted under Code section 415(d). For the year the ended 2007, the Company made a contribution of $90,000.

6. Members' Equity

The Company has Class A and Class B membership interests. The Class A units have 1 vote per unit and the Class B units are non-voting. The founding members of the Company are 100 percent vested. All Class A and B units issued after December 31, 2005 to members, employees, consultants, or other service providers are subject to vesting provisions. Units vest 25 percent at the end of each year following issuance. Upon the termination of employment of an employee or a member, with or without cause, the unvested portion of the units is null and void and is reabsorbed by the Company. Any vested units can be repurchased at book value by any employee or member.

PURSUIT PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007

7. Net Capital Requirements

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company's net capital was $496,399, which was $396,399 in excess of its minimum requirement of $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."